                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2008

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Board of Directors examines and approves the Interim Financial Statements (to September 30, 2008)

-

Q3 2008 REVENUES EQUAL TO 7,561 MILLION EUROS, AN IMPROVEMENT ON PREVIOUS QUARTERS (DOWN 1.5% IN ORGANIC TERMS, COMPARED WITH A 3.6% DROP IN Q2 2008)

-

ORGANIC Q3 EBITDA MARGIN EQUAL TO 41.0%, UP FOR THE FIRST TIME SINCE 2007

-

OPERATIONAL PERFORMANCE IMPROVED IN GERMANY AND BRAZIL

-

NET INCOME

FOR THE FIRST NINE MONTHS OF 2008 EQUAL TO 1,770 MILLION EUROS; 630 MILLION EUROS IN Q3 2008

-

NET DEBT EQUAL TO 35,770 MILLION EUROS AS AT SEPTEMBER 30, 2008, DOWN FROM JUNE 30, 2008

-

BERNABÈ: “IN Q3, TELECOM ITALIA’S REVENUES AND MARGINS PICKED UP AGAIN, WHICH WILL ALLOW US TO HIT OUR 2008 TARGETS”

-

THE CREATION OF THE TELECOM ITALIA FOUNDATION WAS ANNOUNCED

-

OLIVETTI: FRANCESCO FORLENZA NOMINATED CHAIRMAN, PATRIZIA GRIECO NOMINATED CEO

Q3 2008

REVENUES: 7,561 MILLION EUROS (DOWN 1.5% IN ORGANIC TERMS COMPARED WITH THE SAME PERIOD LAST YEAR), AN IMPROVEMENT ON Q2 2008 (DOWN 3.6% IN ORGANIC TERMS COMPARED WITH THE SAME PERIOD LAST YEAR) AND AN IMPROVEMENT ON Q1 2008 (DOWN 4.0% IN ORGANIC TERMS COMPARED WITH THE SAME PERIOD LAST YEAR). RESULTS FROM THIS PERIOD WERE MAINLY ACHIEVED DUE TO THE POSITIVE TREND IN THE DOMESTIC BUSINESS.

EBITDA: 3,087 MILLION EUROS, (DOWN 1.3% IN ORGANIC TERMS COMPARED WITH THE SAME PERIOD LAST YEAR), A MAJOR IMPROVEMENT ON Q2 2008 (DOWN 9.9% IN ORGANIC TERMS COMPARED WITH THE SAME PERIOD LAST YEAR).

ORGANIC EBITDA MARGIN: 41% (40.8% FOR THE SAME PERIOD LAST YEAR), THANKS TO SIGNIFICANTLY IMPROVED PERFORMANCE FROM DOMESTIC BUSINESS AND THE FIRST RESULTS OF THE NEW OPERATING  MANAGEMENT IN BRAZIL.

EBIT: 1,596 MILLION EUROS (DOWN 6.4% IN ORGANIC TERMS COMPARED WITH THE SAME PERIOD LAST YEAR), AN IMPROVEMENT ON Q2 2008 (DOWN 21.6% IN ORGANIC TERMS COMPARED WITH THE SAME PERIOD LAST YEAR), SPURRED ON BY GOOD OPERATIONAL PERFORMANCE.

FIRST NINE MONTHS OF 2008:

REVENUES: 22,399 MILLION EUROS, DOWN 2.6% COMPARED WITH THE FIRST NINE MONTHS OF 2007 (DOWN 3.3% IN THE FINAL ACCOUNTS FOR THE FIRST HALF OF 2008 ); ORGANIC VARIATION DOWN  3.0% (DOWN 3.8% IN THE FINAL ACCOUNTS FOR THE FIRST HALF OF 2008)

EBITDA: 8,622 MILLION EUROS, DOWN 9.1% COMPARED WITH THE FIRST NINE MONTHS OF 2007, (DOWN 12.6% IN THE FINAL ACCOUNTS FOR THE FIRST HALF OF 2008); ORGANIC VARIATION DOWN 6.0% (DOWN 8.3% IN THE FINAL ACCOUNTS FOR THE FIRST HALF OF 2008)

ORGANIC EBITDA MARGIN EQUAL TO 39.9% (39.4% IN THE FINAL ACCOUNTS FOR THE FIRST HALF OF 2008)

EBIT: 4,204 MILLION EUROS, DOWN 20.5% COMPARED WITH THE FIRST NINE MONTHS OF 2007 (DOWN 26.6% IN THE FINAL ACCOUNTS FOR THE FIRST HALF OF 2008); ORGANIC VARIATION DOWN 14.7% (18.8 % IN THE FINAL ACCOUNTS FOR THE FIRST HALF OF 2008)

ORGANIC EBIT MARGIN WAS 20.1% (19.6% IN THE FINAL ACCOUNTS FOR THE FIRST HALF OF 2008)

GROUP LIQUIDITY STOOD AT AROUND 5,800 MILLION EUROS, IN ADDITION TO THE AVAILABLITY OF IRREVOCABLE LONG TERM CREDIT LINES FOR 6,500 MILLION EUROS

NET FINANCIAL DEBT AS AT SEPTEMBER 30, 2008 AMOUNTED TO 35,770 MILLION EUROS (35,701 MILLION EUROS AT Y/E 2007); COMPARED WITH JUNE 30, 2008 (37,172 MILLION EUROS) NET FINANCIAL DEBT WAS DOWN 1,402 MILLION EUROS, FOLLOWING POSITIVE OPERATIONAL PERFORMANCE AND THE SALE OF THE LIBERTY SURF GROUP (757 MILLION EUROS)

CAPEX WAS UP 372 MILLION EUROS TO 3,967 MILLION EUROS, A RISE OF 10.3% COMPARED WITH THE FIRST NINE MONTHS OF 2007; CAPEX WAS EQUIVALENT TO 17.7% OF REVENUES (15.6% IN THE FINAL ACCOUNTS FOR Q3, 2007)

Disclaimer. This press release, particularly the section "Outlook for the 2008 financial year", contains forward-looking statements about the Group's intentions, beliefs and current expectations with regard to its financial results and other aspects of operations and strategies. Readers should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in such statements owing to a number of factors, the majority of which are beyond the scope of the Group’s control.

This press release contains alternative performance indicators not contemplated under IFRS accounting standards (EBITDA; EBIT; Organic Difference in Revenues, EBITDA and EBIT; and Net Financial Borrowings). These terms are defined in the appendix.

Milan, November 7, 2008

The Telecom Italia Board of Directors, chaired by Gabriele Galateri di Genola, today examined and approved the Group's Q3 2008 Interim Report on Operations.

Telecom Italia Group CEO Franco Bernabè said, “At a time when the world has become a different place and the financial crisis is beginning to impact the real economy, we posted an impressive quarter. In this scenario, the telecommunications industry has not demonstrated particular weaknesses; thanks in part to the actions that we initiated at the start of the year, Telecom Italia was able to  end  the period with improved revenues and margins, in line with the upwards trend we have seen throughout 2008.

.

"This impressive overall result was bolstered by performance on our markets outside Italy, as may be seen from the accounts of our Brazilian and German subsidiaries.

"These results allow us to confirm the year-end targets that we announced previously to the market”.

TELECOM ITALIA GROUP

The Telecom Italia Group Interim Financial Statements for the first nine months of 2008 has been drafted in observance of article  154–ter (Financial Reports), Legislative Decree no. 58/1998 (the Unified Finance Law or TUF) and subsequent amendments and additions, and in observance of CONSOB Communication DEM/8041082, issued on April 30, 2008 (Quarterly company disclosures by listed share issuers for which Italy is the original Member State)..

The Interim Financial Statements have not undergone an external audit. They were drafted in compliance with international accounting principles issued by the International Accounting Standards Board and approved by the European Union (“IFRS”).

There have been no substantial changes to the consolidation area compared with the first half report on operations.

Revenues were down 2.6% at 22,399 million euros, from 23,004 million euros in the first nine months of 2007 (a reduction of 605 million euros). Excluding the effect of changes to exchange rates (up 155 million euros), the consolidation area (down 33 million euros, mainly for the inclusion of AOL’s German internet assets from March 1, 2007, and the exclusion of Entel Bolivia in the second quarter of 2008), and a 24 million euro reduction in revenues (entered to take into account changes to termination rates, and settlement of tariff disputes with other carriers), the organic variation was down 3.0% (down 703 million euros).

The following table provides a breakdown of revenues by Business Unit:

(million euros)	1 Jan – 30 Sep 2008	1 Jan – 30 Sep 2007
Domestic	17,154	18,108
European Broadband	961	824
Brazil Mobile	3,973	3,603
Media	210	178
Olivetti	252	283
Other operations	114	166
Adjustments and eliminations	(265)	(158)
Consolidated Total	22,399	23,004

A detailed report on organic variation in revenues performance by business unit follows.

The Domestic business unit recorded a 906 million euro reduction in revenues, and was affected by the following regulatory changes:

-

From March 2007, application of the so-called “Bersani Decree”, (which had a 125 million euro impact in terms of lower revenues, recorded wholly in the first quarter);

-

A reduction in termination rates during the second half of 2007 (190 million euros less);

-

Adjustments to international roaming rates within the EU, following European Commission indications (156.5 million euros less).

-

Changes in prices for regulated wholesale bitstream services, unbundling and shared access (down 71 million euros).

Taken together, these "regulatory impacts" reduced revenues by 542.5 million euros. Renegotiation of the domestic roaming contract with H3G had a further 48.5 million euro negative impact on revenues, while the conclusion of a number of international wholesale transit contracts from the second quarter of 2007 had a further impact of 166 million euros less.

The European Broadband business unit earned higher revenues of 69 million euros.

The Brazil Mobile business unit earned higher revenues of 180 million euros, following expansion of value added voice services sustained by ongoing customer base growth.

The Media business unit earned 32 million euros in higher revenues, principally as a result of revenue growth from Digital Terrestrial TV (agreements with Mediaset and Telecom Italia for Serie A football rights).

Olivetti business unit revenues were down 16 million euros compared with the same period in 2007. Higher revenues from specialist printers were offset by a slowdown in the sale of traditional inkjet products and accessories.

Foreign revenues (defined on the basis of customer geographical location) amounted to 6,610 million euros (6,559 million euros in the first half of 2007): 59.6% of this originated in Brazil (54.5% in the first nine months of 2007).

Q3 2008 revenues amounted to 7,561 million euros (7,667million euros in Q3 2007), down 1.4% on the corresponding period in 2007. Excluding the effect of exchange rate fluctuations (up 68 million euros, mainly regarding the Brazil Mobile business unit) and the consolidation area (down 55 million euros), the organic variation of revenues dropped 1.5%. Third quarter 2008 revenue performance was impacted by the regulatory changes noted above, worth 149 million euros, and by the renegotiation of a domestic roaming contract with H3G (down 18 million euros).

EBITDA (Operating income prior to depreciation and amortization, capital gains/(losses) realized and impairment reversals/(losses) on non-current assets) amounted to  8,622 million euros, down 9.1% compared with the first nine months of 2007 (down 862 million euros); the EBITDA margin amounted to 38.5% (41.2% in the first nine months of 2007).

Excluding the effects of exchange-rate fluctuations and changes to the scope of consolidation, in addition to other non-organic variations, the organic variation in EBITDA amounted to minus 6.0% (down 570 million euros). This variation breaks down as follows:

	1 Jan - 30 Sep 2008	1 Jan - 30 Sep 2007	Change
(millions of euro)	(a)	(b)	(a-b)%
EBITDA (HISTORICAL BASIS)	8,622	9,484	(862)	(9.1)
Effect of change in the scope of consolidation		(39)
Effect of change in exchange rates		29
Non-organic (Income) Expenses	335	53
Charges for job mobility pursuant to law no. 223/91	287	-
Provisions and expenses for disputes and settlement	37	33
Other expenses, net	11	-
Provisions for fine by Competition Authority	-	20
COMPARABLE EBITDA	8,957	9,527	(570)	(6.0)

The organic EBITDA margin amounted to 39.9% (41.2% in the first nine months of 2007).

The above-mentioned regulatory changes, along with the renegotiation of H3G's domestic roaming contract, had a 436 million euro negative impact on EBITDA, which was also affected by  287 million euros in employee-related charges following the initiation of mobility procedures pursuant to law no. 223/91 at the end of June, for which an agreement was signed with the unions on September 19, 2008. in addition, the personnel costs for the first nine months of 2007, were impacted positively by a one off bonus for a total of 110 million euros.

In Q3 2008, EBITDA was down 2.0% to 3,087 million euros (3,149 million euros in Q3 2007). The organic variation in EBITDA was down 1.3% (40 million euros less). The EBITDA margin amounted to 40.8% (41.1% in Q3 2007). The organic EBITDA margin in Q3 2008 was equal to 41.0% (40.8% for the same period last year).

EBIT (operating result) amounted to 4,204 million euros, down 20.5% compared with the first nine months of 2007 (down 1,083 million euros). The EBIT margin amounted to 18.8% (23.0% in the first nine months of 2007). The organic variation in EBIT registered a decrease of 781 million euros (down 14.7%). This breaks down as follows:

	1 Jan - 30 Sep 2008	1 Jan - 30 Sep 2007	Change
(millions of euro)	(a)	(b)	(a-b)%
HISTORICAL EBIT	4,204	5,287	(1,083)	(20.5)
Effect of change in the scope of consolidation		(28)
Effect of change in exchange rates		(4)
Non-organic (income) expenses	310	40
Non-organic expenses already stated as EBITDA	335	53
Non-recurring gains on the sale of properties	(25)	(10)
Other non-organic net income	-	(3)
COMPARABLE EBIT	4,514	5,295	(781)	(14.7)

The organic EBIT margin amounted to 20.1% (22.9% in the first nine months of 2007).

In Q3 2008, EBIT amounted to 1,596 million euros (1,733 million euros in Q3 2007), following a 7.9% reduction. The organic variation in EBIT was down 6.4% (down 109 million euros).  The EBIT margin amounted to 21.1% (22.6% in Q3 2007). The organic EBIT margin in Q3 2008 came to 21.2% (22.3% for the same period last year).

EBIT was impacted not just by the factors stated with regard to EBITDA, but also by depreciation and amortization of 4,437 million euros (4,209 million euros in the first nine months of 2007, a rise of 228 million euros).

The balance of financial income and charges came to minus 1,963 million euros (compared with minus 1,425 million euros in the first nine months of 2007). A breakdown follows:

(millions of euro)	1 Jan - 30 Sep 2008 (a)	1 Jan - 30 Sep 2007 (b)	Change (a-b)

Fair value valuation of call options on 50% of Sofora Telecomunicaciones share capital	(190)	93	(283)
Income from the Telecom Italia parent company bond buyback	49	-	49
Early windup of derivative instruments in cash flow hedges	14	54	(40)
Writedown of receivables from Lehman Brothers Special Financing Inc.	(51)	-	(51)
Management of equity interests	2	148	(146)
Net financial charges, adjusted to the fair value of derivatives and other items	(1,787)	(1,720)	(67)
Total	(1,963)	(1,425)	(538)

With regard to the write-down of receivables from Lehman Brothers Special Financing Inc, the Telecom Italia Group and Lehman Brothers Special Financing Inc. were involved in operations guaranteed by that company regarding derivative instruments to hedge financial risks arising from financial payables. Following Lehman Brothers Holding Inc’s announcement that it was initiating bankruptcy proceedings the Telecom Italia Group commenced legal proceedings to wind up these operations early. As a consequence of these closures, the Telecom Italia Group, in order to determine to write-down receivables owing from Lehman Brothers Special Financing Inc. to their presumed realization value, for a total of 51 million euros.

Group liquidity increased once again in Q3, with net liquid assets up to around 5,300 million euros. A further 6,500 million euros is available through long-term non-revocable credit lines.

The net consolidated result amounted to 1,770 million euros (1,731 million euros before minority shareholders), down 20.3% compared with the first nine months of 2007 (2,220 million euros). The above-mentioned reduction in EBIT, worse performance of financial operations and equity interests were essentially offset by a reduction in income taxes (1,020 million euros). This reduction was the result of lower pre-tax profits, lowered tax bands, and a 515 million euro release of provisions for deferred taxation regarding sums set aside for advance  depreciation and amortization during previous financial years, net of substitute tax (2008 Finance Act).

The Q3 2008 net consolidated result was a 630 million euro profit (623 million euros prior to minority shareholders). This was 90 million euros down on the Q3 2007 figure of 720 million euros (706 million euros prior to minority shareholders).

Capex for the first nine months of 2008 amounted to 3,967 million euros, up 372 million euros compared with the same period last year (up 10.3%), mainly as a result of greater investments in Brazilian mobile operations, following the acquisition of 3G licenses.

Net financial debt at September 30, 2008 amounted to 35,770 million euros (35,701 million euros at y/e 2007), down 1,402 million euros compared with June 30, 2008 (37,172 million euros). Compared with y/e 2007, this figure reflected a 1,665 million euro dividend payment and acquisition of 3G licenses in Brazil (477 million euros). Net financial debt was favourably impacted by positive operating results and the sale of the Liberty Surf Group.

On September 30, 2008, the Group’s headcount stood at 80,077, of whom 66,522 are in Italy (83,429 at year-end 2007, of whom 66,951 in Italy).

BUSINESS UNIT RESULTS

The Telecom Italia Group is organized by business segment:

•

The “Domestic” business unit encompasses fixed-line domestic telecommunications (subdivided into Retail voice, Internet, Data business and Wholesale) and mobile telecommunications, plus associated support activities;

•

The “European Broadband” Business Unit covers broadband services in Germany and the Netherlands;

•

The “Brazil Mobile” business unit runs Mobile telecommunications operations in Brazil;

•

The “Media” is in charge of Television and News operations;

•

The “Olivetti” business unit manufactures digital printing systems, office ink-jet products, and ink-jet heads/MEMS –Micro Electro-Mechanical Systems;

•

“Other operations” includes financial enterprises and other minor firms that are not strictly associated with Telecom Italia Group core business.

Telecom Italia Media Group results for the first three quarters of 2008 were published in a press release issued on November 6, 2008, following the Board meeting called to approve the accounts.

DOMESTIC

Revenues amounted to 17,154 million euros, down 5.3% (954 million euros lower) compared with the first nine months of 2007. Excluding exchange rate fluctuations, changes to the consolidation area and non-organic elements (amendments to termination rates and the settlement of tariff disputes with other carriers), the organic variation amounted to minus 5.0% (down 906 million euros). Revenues were impacted by:

•

The reduction in termination rates (190 million euros less);

•

The impact of the “Bersani Decree”, which went into effect in March 2007 (125 million euros less, net of a positive effect of consumption elasticity worth 226 million euros as a result of a reduction in average price pressure);

•

A realignment of international roaming tariffs within the European Union, in compliance with European Commission rulings (157 million euros less).

•

Changes in prices for regulated wholesale bitstream services, unbundling and shared access (71 million euros less).

Taken together, compared with the previous year, these "regulatory impacts" reduced revenues by 543 million euros. Renegotiation of the domestic roaming contract with H3G had a further 49 million euro negative impact on revenues, while the conclusion of a number of international wholesale transit contracts from Q2 2007 had a further 166 million euro negative impact.

The further reduction in Business Unit revenues was essentially due to the fixed-line telecommunications retail voice segment, notably revenues from traffic (lower volumes and prices) and access (a contraction of the average customer base).

Fixed-Line Telecommunications
Fixed-line telecommunications revenues amounted to 11,128 million euros, down 620 million euros compared with the same period in 2007 (down 5.3%). Excluding the impact of changes to exchange rates, the consolidation area and non-organic elements, the organic change in revenues was minus 572 million euros (down 4.9%).

Retail Voice
Retail Voice revenues amounted to 5,692 million euros, down 602 million euros (9.6%) compared with the corresponding period in 2007, especially in the areas of traffic and access. The contraction in traffic was the result of falls in volume and price, mainly affecting fixed/mobile and domestic routes. Lower volumes reflect the physiological contraction of the market, a migration of traffic from fixed-line to mobile, along with a contraction of the average customer base. Prices were impacted by a reduction in fixed-line/mobile termination rates, and by higher take-up of flat-rated tariffs. The reduction in accesses is wholly ascribable to a contraction in the average customer base.

Internet
Internet I revenues amounted to 1,208 million euros, up 12.8% (up 137 million euros) compared with the corresponding period in 2007, thanks to continuing growth in Broadband revenues (up 13.2% or 126 million euros) and revenues from content (up 65.3% or 32 million euros) compared with the same period in 2007. The overall domestic market Broadband access portfolio grew to 7.9 million customers, of whom 6.6 million are retail customers. Strategy continues to focus on migrating customers towards higher value offerings in order to stabilize ARPU. Flat-rated offers now account for 76% of the entire retail broadband customer portfolio. VoIP customers now number around 1.8 million accesses, corresponding to 27.3% of the Retail Broadband access total. The IPTV service continued to make inroads onto the Consumer market (the portfolio grew by 138,000 customers on y/e 2007 to 218,000), while web offerings and operations continued to expand through the Virgilio/Alice portal.

Data Business

Data Business revenues amounted to 1,218 million euros. The 18 million euro (1.5%) reduction compared with the first nine months of 2007 reflects increasingly fierce competition in the Corporate clients market, as well as a government contract price review in June 2007. ICT services and products, however, continued to register dynamic growth, and posted a 59 million euro increase (up 13.1%).

Wholesale
Revenues from Wholesale services amounted to 2,760 million euros, an overall 3.3% decrease (down 94 million euros) compared with the same period in 2007.

Revenues from domestic wholesale services amounted to 1,778 million euros, up 48 million euros  compared with the same period in 2007. Excluding the effect of non-organic items, the increase was equivalent to 72 million euros, as a result of a larger customer base and the start-up of wholesale line rental. Revenues from international wholesale services amounted to 982 million euros, down 12.6%  (142 million euros) compared with the first nine months of 2007, as a result of a reduction in transit revenues following the conclusion of a number of contracts from Q2 2007.

Mobile Telecommunications
Revenues for the first nine months of 2008 amounted to 7,120 million euros, down 4.2% compared with the same period in 2007. The 309 million decrease may be attributed to changes that fall outside the sphere of the competitive market, that is to say, changes of a regulatory nature (the “Bersani Decree”, a reduction in incoming termination rates and international EU roaming traffic which had a negative impact of 426 million euros), and the previously-mentioned renegotiation of a roaming contract with H3G (down 49 million euros). Excluding these items, revenues were actually up, as a result of growth in usage of traditional voice services, and higher revenues from VAS services. Revenues from VAS services brought in 1,586 million euros (up 13% compared with the corresponding period in 2007) following greater penetration of interactive services, notably mobile broadband (domestic browsing revenues rose 36.4%). VAS revenues corresponded to 24% of all revenues from services (compared with 20.2% in 2007).

Voice revenues (incoming and outgoing) amounted to 4,748 million euros, a drop of 446 million euros on the corresponding period in 2007 (down 9%). This reduction is almost wholly ascribable to the negative impact of changes of a regulatory nature.

Revenues from the sale of handsets reached 508 million euros, an increase of 40 million euros on the same period in 2007, as the result of an enhanced mix of products sold.

As at September 30, 2008, Telecom Italia supplied 35.3 million mobile lines (of which 6.8 million are UMTS, corresponding to 19.3% of the total). This figure was down 2.9% compared with December 31, 2007, and corresponded to a 38.6% market share. In Q3 2008, the portfolio featured a greater number of high value customers (contract and business clients), as part of the strategy and sales policy to increase high-quality offerings for a selective user base.

Domestic Business Unit EBITDA amounted to 7,613 million euros, down 9.8% compared with the same period in 2007 (827 million euros lower). The EBITDA margin corresponded to 44.4% of revenues (down 2.2 percentage points compared with the same period in 2007). This result was significantly affected by the above-mentioned regulatory changes (worth a total of 388 million euros), the renegotiation of H3G's domestic roaming contract (49 million euros), and by charges associated with the initiation of staff mobility procedures pursuant to law no. 223/91 (287 million euros).

The organic EBITDA variation compared with the first nine months of 2007 was down 6.4% (down 546 million euros). The EBITDA margin amounted to 46.3% ( 46.9% during the same period in 2007) and breaks down as follows:

	1 Jan - 30 Sep	1 Jan - 30 Sep	Change
(millions of euro)	2008	2007	absolute	%
EBITDA (HISTORICAL BASIS)	7,613	8,440	(827)	(9.8)
Effect of change in the scope of consolidation	-	8
Effect of change in exchange rates	-	(7)
Non-organic (income) expenses	335	53
Charges for job mobility pursuant to law no. 223/91	287	-
Provisions and expenses for disputes and settlement	37	33
Provisions for Competition Authority fine	-	20
Other expenses, net	11	-
COMPARABLE EBITDA	7,948	8,494	(546)	(6.4)

Domestic Business Unit EBIT was 4,227 million euros, down 18.5% (957 million euros) compared with the first nine months of 2007. The EBIT margin amounted to 24.6% (28.6% during the same period in 2007). The organic EBIT variation corresponded to a drop of 13.3% (down 695 million euros). The organic EBIT margin  corresponded to 26.4% (28.9% in the first nine months of 2007), and breaks down as follows:

	1 Jan - 30 Sep	1 Jan - 30 Sep	Change
(millions of euro)	2008	2007	absolute	2008
HISTORICAL EBIT	4,227	5,184	(957)	(18.5)
Effect of change in the scope of consolidation	-	8
Effect of change in exchange rates	-	(2)
Non-organic (income) expenses	310	42
Non - organic (income) expenses already described under EBITDA	335	53
Additional non-organic (income) expenses:	(25)	(11)
Gains on the sale of properties	(25)	(11)
COMPARABLE EBIT	4,537	5,232	(695)	(13.3)

EBIT was affected by the factors stated in the comment on EBITDA, and by 135 million euros in higher amortization and depreciation.

Capex amounted to 2,646 million euros (down 171 million euros compared with the first nine months of 2007). Capital expenditure was equal to 15.4% of revenues (15.6% over the same period in 2007).

The company employed 63,988 members of staff, down 374 compared with December 31, 2007.

EUROPEAN BROADBAND

The Business Unit has changed since the 2007 accounts, following the exit of the Liberty Surf Group from the consolidation area. From the beginning of 2008, the unit has been entered on to the accounts as a discontinued operation, following the beginning of talks to sell it to the Iliad S.A, company. The sale was completed on August 26, 2008.

European Broadband business unit revenues amounted to 961 million euros, a 16.6% increment (137 million euros) compared with the first nine months of 2007. Organic growth on an equal perimeter basis amounted to 69 million euros (up 7.7%). The broadband customer portfolio as at September 30, 2008 exceeded 2.5 million accesses.

EBITDA, at 192 million euros, was down 20 million euros compared with the first nine months of 2007. The EBITDA margin amounted to 20.0% (25.7% during the same period last year). Organic EBITDA registered a contraction of 27 million euros (down 12.3%) compared with the first nine months of 2007. A breakdown follows:

	1 Jan - 30 Sep	1 Jan - 30 Sep	Change
(millions of euro)	2008	2007	absolute	%
EBITDA (HISTORICAL BASIS)	192	212	(20)	(9.4)
Effect of change in the scope of consolidation	-	7
COMPARABLE EBITDA	192	219	(27)	(12.3)

EBIT amounted to 9 million euros, down 80 million euros (down 89.9%) compared with the first three quarters of 2007. Organic EBIT dropped 83 million euros (down 90.2%) compared with the first nine months of 2007, as follows:

	1 Jan - 30 Sep	1 Jan - 30 Sep	Change
(millions of euro)	2008	2007	absolute	%
HISTORICAL EBIT	9	89	(80)	(89.9)
Effect of change in the scope of consolidation	-	3
COMPARABLE EBIT	9	92	(83)	(90.2)

The EBIT figure worsened for the reasons adduced for the drop in EBITDA, and because of a significant rise in amortization (60 million euros higher) following greater investments in network infrastructure and backup IT systems at the end of 2007 and beginning of 2008, along with costs incurred for new customer activation.

Capex amounted to 253 million euros, down 16 million euros compared with the first nine months of 2007.

As at September 30, 2008, the company employed 3,002 people, a rise of 189 compared with December 31, 2007.

Germany (Hansenet - TI Deutschland)
	1 Jan - 30 Sep 2008	1 Jan - 30 Sep 2007	Change
(millions of euro)			absolute	%
Revenues	899	767	132	17.2
EBITDA	185	197	(12)	(6.1)
% of Revenues	20.6	25.7
EBIT	18	89	(71)	(79.8)
% of Revenues	2.0	11.6
Capital expenditures	240	262	(22)	(8.4)

Holland (BBNed)
	1 Jan - 30 Sep 2008	1 Jan - 30 Sep 2007	Change
(millions of euro)			absolute	%
Revenues	62	57	5	8.8
EBITDA	7	15	(8)	(53.3)
% of Revenues	11.3	26.3
EBIT	(9)	-	(9)
% of Revenues	(14.5)
Capital expenditures	13	7	1	85.7

BRAZIL MOBILE
(Average euro/real exchange rate: 0.39034)

Between the end of September 2007 and the end of September 2008, the Brazilian market for mobile lines grew by 24.8%. As at September 30, 2008, a total of 140.8 million lines were supplied to the market, corresponding to 73.2% population penetration; this compares with 112.8 million lines at September 30, 2007 (59.4% penetration), and 121 million lines at December 31, 2007 (around 63.5% penetration). As at September 2008, the TIM Brasil Group supplied 35.2 million lines (up 20.7% compared with the end of September 2007, and up 12.6% compared with December 31, 2007), corresponding to a market share of 25.0% (25.9% in September 2007).

Consolidated TIM Brasil Group revenues for the first nine months of 2008 amounted to 10,178 million reais, up 5.0% (484 million reais) compared with the same period in 2007 (revenues from services were up 6.8%). Strong growth in the customer base, particularly among prepaid customers and higher penetration among lower income sections of society, along with a competitive environment characterized by promotions, particularly regarding on-net offers, led to 5.0 reais reduction in ARPU (31.5 reais in September 2008, compared with 36.5 reais in September 2007).

Consolidated EBITDA in the first nine months of 2008 amounted to 2,241 million reais, up 1.1% compared with the same period in 2007 (a rise of 25 million reais). The EBITDA margin was 22%, 0.9 percentage points lower than the same period in 2007. Improved EBITDA reflects the TIM Brasil Group’s commitment to generating greater value while keeping an ongoing check on costs, against the backdrop  of a fiercely competitive Brazilian market where prices and service margins have both been driven down. In September 2007, when the company implemented a new credit and payments management system, in Q3 the company analyzed trade receivables from the sale of handsets on installment plans, and booked 173.3 million reais in lower receivables, compared with 54.7 million reais in lower handset revenues and 118.6 million reais in higher losses on receivables.

Consolidated EBIT as at September 2008 amounted to 183 million reais, (118 million reais during the same period in 2007).  This result is due to the growth of revenues and improvement in EBITDA, following growth in the customer base and the rollout of new services and to lower amortization, owing principally to the completion of this in relation to the TDMA network.

This may be ascribed to an improved operating result, higher revenues and improved EBITDA (), and benefits arising from the full amortization of the TDMA network.

Capex for the first nine months of 2008 amounted to 2,749 million reais (1,190 million reais in the first nine months of 2007). The 1,559 million reais increase was predominantly the result of acquiring 3G licenses, expanding the customer base, and investments in 3G network infrastructure and IT.

As at September 30, 2008, the company employed 10,160 people, a rise of 130 compared with December 31, 2007.

OLIVETTI

Revenues amounted to 252 million euros, down 31 million euros compared with the same period in 2007 (down 11.0%). Excluding changes to the consolidation area and exchange rate fluctuations, the organic change in revenue was minus 16 million euros (down 6.0%).

EBITDA came in 23 million euros lower (2 million euros down on the same period in 2007). This fall was minimized by recouping fixed costs, partially offsetting a slowdown in sales.

The following table provides a breakdown of the organic variation, which was a positive 9 million euros (up 28.1%):

	1 Jan - 30 Sep	1 Jan - 30 Sep	Change
(millions of euro)	2008	2007	absolute	%
EBITDA (HISTORICAL BASIS)	(23)	(21)	(2)	(9.5)
Effect of change in the scope of consolidation	-	(7)
Effect of change in exchange rates	-	(4)
COMPARABLE EBITDA	(23)	(32)	9	28.1

EBIT was down 28 million euros, a 4 million euro improvement compared with the same period in 2007. The following table provides a breakdown of the organic variation, which was a positive 16 million euros (up 36.4%):

	1 Jan - 30 Sep	1 Jan - 30 Sep	Change
(millions of euro)	2008	2007	absolute	%
HISTORICAL EBIT	(28)	(32)	4	12.5
Effect of change in the scope of consolidation	-	(7)
Effect of change in exchange rates	-	(4)
Non-organic (Income) Expenses	-	(1)
COMPARABLE EBIT	(28)	(44)	16	36.4

Capex for the first nine months of 2008 amounted to 2 million euros, down di 5 million euros compared with the same period last year.

As at September 30, 2008, the company employed 1,214 people, a fall of 65 compared with December 31, 2007, mainly as a result of disposals.

****

The Telecom Italia Board of Directors is pleased to announce establishment of the Telecom Italia Foundation, which will begin operations in 2009, following the completion of procedures required by law.

A fund-giving corporate body, the Telecom Italia Foundation has been conceived as an expression of the Telecom Italia Group's commitment to a strategy of community sustainability. As such, the Foundation will promote the analysis, growth and development of potential in the communities where the Group operates.

In particular, the Foundation will be active in social assistance through education and welfare initiatives targeted at the more exposed and disadvantaged members of society. The Foundation shall foster education, training and scientific research-based projects, and protect historical and artistic heritage by developing innovative methods and approaches to the use and dissemination of knowledge.

****

The Board of Directors has nominated Patrizia Grieco CEO of Olivetti, with a mandate for sales and process implementation.

Francesco Forlenza, who is currently Executive Vice-President, will take over as Chairman, maintaining his responsibilities over Staff and Quality.

Mauro Nanni remains on the company’s Board of Directors.

****

EVENTS OCCURRING AFTER SEPTEMBER 30, 2008

In October 2008, Telecom Italia S.p.A. and Telecom Italia Finance S.A. bought back company bonds with a respective nominal value of 60.8 million euros and 85 million euros.

****

OUTLOOK FOR THE CURRENT YEAR

The Telecom Italia Group confirms its expectation of meeting the earnings and financial targets for the current year as stated in the first half 2008 financial report.

****

Compliance with listing requirements as per article 36 of Market Regulations

Pursuant to the current regulatory framework and to CONSOB clarifications regarding the terms and conditions for listing domestic companies that control companies outside Europe, the Board of Directors has conducted the necessary  enquiries and hereby states that the company is in compliance with the provisions set forth under article 36 of Market Regulations. The Board also wishes to clarify that Telecom Italian shall include with the financial statements that it files prior to its Shareholders' Meeting additional financial statements (at the very least, comprising a balance sheet and statement of income) for significant companies outside Europe, as prepared for the purpose of drafting Telecom Italia’s consolidated accounts. These financial statements may be drafted for the company itself or in consolidated form with regard to sub-holding companies located in the same nation as indirectly-controlled companies.

****

Pursuant to paragraph 2, Article 154-bis of Italy’s Financial Law, the Executive in charge of preparing the company's accounting documents (Marco Patuano), hereby declares that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

****

The results for the first nine months of 2008 will be presented to the financial community during a conference call starting at 4:30 pm. (Italian time)

Journalists will be able to follow the presentation (which will not be followed by a Q&A session) by dialing +39 06 33168.

Journalists who are unable to listen in live may access a recording of the presentation by calling +39 06 334843, (access code 219940#).

Telecom Italia Media Relations +39 06 3688 2610 www.telecomitalia.it/media Telecom Italia Investor Relations +39 02 8595 4131 www.telecomitalia.it/investor_relations

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations for the nine-month period ended September 30, 2008 and the Third Quarter 2008 and the financial condition as of September 30, 2008 of the Telecom Italia Group. However, such measures should not be considered as a substitute for those required by IFRS.

Specifically, the non-IFRS alternative performance measures used are described below:

•

EBITDA. This financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the level of the Business Units), in addition to EBIT. These measures are calculated as follows:

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS
+	Finance expenses
-	Finance income
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - OPERATING PROFIT
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) REALIZED AND IMPAIRMENT REVERSALS (LOSSES) OF NON-CURRENT ASSETS

•

Organic change in Revenues, EBITDA and EBIT.  These measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Telecom Italia believes that the presentation of such additional information allows to understand in a more complete and effective manner the operating performance of the Group (as a whole and at the level of the Business Units).

The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors.

This press release provides details of the economic amounts used to arrive at the organic change as well as an analysis of the major non-organic components for the nine months ended September 30, 2008 and September 30, 2007.

•

Net Financial Debt. Telecom Italia believes that the Net Financial Debt provides an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. In the attachments to this press release a table shows the amounts taken from the balance sheet and used to calculate the Net Financial Debt of the Group.

****

The Income Statements, the Balance Sheets and the Cash Flow Statements as well as the Net Financial Debt of the Telecom Italia Group, herewith presented, are the same as those included in the Third quarter Interim Report on Operations at September 30, 2008 and are unaudited.

TELECOM ITALIA GROUP  - CONSOLIDATED INCOME STATEMENTS

TELECOM ITALIA  GROUP – CONSOLIDATED BALANCE SHEETS

(1) For purposes of comparison with September 30, 2008, the figures as at December 31, 2007 have been restated in order to consider  the Liberty Surf group within discontinued operations.

(1) For purposes of comparison with September 30, 2008, the figures as at December 31, 2007 have been restated in order to consider  the Liberty Surf group within discontinued operations.

TELECOM ITALIA  GROUP – CONSOLIDATED CASH FLOW STATEMENTS

TELECOM ITALIA  GROUP – CONSOLIDATED NET FINANCIAL DEBT

| (millions of euro) | | 9/30/2008 | 06/30/2008 | 12/31/2007 restated (**) | Change | 12/31/2007 |
|---|---|---|---|---|---|---|
| | | (a) | | (b) | (a-b) | |
| Non-current financial liabilities (*): | | | | | | |
| Financial payables | | 31,476 | 32,750 | 33,287 | (1,811) | 33,288 |
| Finance lease liabilities | | 1,742 | 1,768 | 1,809 | (67) | 1,809 |
| Non-current liabilities for hedging derivatives | | 2.013 | 2.709 | 1.942 | 71 | 1942 |
| Other financial liabilities | | 1 | 1 | 1 | - | 1 |
| | (1) | 35,232 | 37,228 | 37,039 | (1,807) | 37,051 |
| *Less:* | | | | | | |
| *Non-current financial receivables for lessors' net investments* | | (276) | (281) | (276) | - | (276) |
| *Non-current assets for hedging derivatives* | | (548) | (334) | (289) | (262) | (289) |
| | | (827) | (615) | (565) | (262) | (565) |
| **TOTAL NON-CURRENT FINANCIAL LIABILITIES (*)** | **(A)** | **34,405** | **36,611** | **36,474** | **(2,069)** | **36,486** |
| **Current financial liabilities (*):** | | | | | | |
| Financial payables | | 6,964 | 4,848 | 5,948 | 1,016 | 5,943 |
| Finance lease liabilities | | 258 | 260 | 262 | (4) | 262 |
| Current liabilities for hedging and non-hedging derivatives | | 441 | 482 | 372 | 69 | 372 |
| Other financial liabilities | | 7 | 7 | 8 | (1) | 8 |
| | (2) | 7,670 | 5,597 | 6,590 | 1,080 | 6,585 |
| *Less:* | | | | | | |
| *Current financial receivables for lessors' net investments* | | (145) | (147) | (149) | 4 | (149) |
| *Current assets for hedging derivatives* | | (225) | (144) | (186) | (39) | (186) |
| | | (370) | (291) | (335) | (35) | (335) |
| **TOTAL CURRENT FINANCIAL LIABILITIES (*)** | **(B)** | **7,300** | **5,306** | **6,255** | **1,045** | **6,250** |
| **Financial liabilities relating to Discontinued operations/Non-current assets held for sale** | **(C) (3)** | **-** | **823** | **701** | **(701)** | **-** |
| **TOTAL GROSS FINANCIAL DEBT (*)** | **(D=A+B+C)** | **41,705** | **42,740** | **43,430** | **(1,725)** | **42,736** |
| **Current financial assets (*):** | | | | | | |
| Securities other than investments | | (154) | (166) | (387) | 233 | (390) |
| Financial receivables and other current financial assets | | (423) | (1,124) | (1,065) | 642 | (377) |
| Cash and cash equivalents | | (5,605) | (4,413) | (6,449) | 844 | (6,473) |
| | (4) | (6,182) | (5,703) | (7,901) | 1,719 | (7,240) |
| *Less:* | | | | | | |
| *Current financial receivables for lessors' net investments* | | *145* | *147* | *149* | *(4)* | *149* |
| *Current assets for hedging derivatives* | | *225* | *144* | *186* | *39* | *186* |
| | | 370 | 291 | 335 | 35 | 335 |
| | **(E)** | **(5,812)** | **(5,412)** | **(7,566)** | **1,754** | **(6,905)** |
| **Financial assets relating to Discontinued operations/Non-current assets held for sale** | **(F) (5)** | **-** | **(30)** | **(33)** | **33** | **-** |
| **TOTAL CURRENT FINANCIAL ASSETS (*)** | **(G=E+F)** | **(5,812)** | **(5,442)** | **(7,599)** | **1,787** | **(6,905)** |
| **NET FINANCIAL DEBT AS PER CONSOB COMMUNICATION N. DEM/6064293/2006** | **(H=D+G)** | **35,893** | **37,298** | **35,831** | **62** | **35,831** |
| **Non-current financial assets (*):** | | | | | | |
| Securities other than investments | | (14) | (14) | (9) | (5) | (9) |
| Financial receivables and other non-current financial assets | | (936) | (727) | (686) | (250) | (686) |
| | (6) | (950) | (741) | (695) | (255) | (695) |
| *Less:* | | | | | | |
| *Non-current financial receivables for lessors' net investments* | | *276* | *281* | *276* | *-* | *276* |
| *Non-current assets for hedging derivatives* | | *548* | *334* | *289* | *262* | *289* |
| | | *827* | *615* | *565* | *262* | *565* |
| **TOTAL NON-CURRENT FINANCIAL ASSETS (*) (*)** | **(I)** | (123) | (126) | (130) | 7 | (130) |
| **NET FINANCIAL DEBT** | **(L=H+I)** | **35,770** | **37,172** | **35,701** | **69** | **35,701** |
| **COMPOSITION OF THE NET FINANCIAL DEBT:** | | | | | | |
| **Total gross financial debt:** | | | | | | |
| Non-current financial liabilities | (1) | 35,232 | 37,228 | 37,039 | (1,807) | 37,051 |
| Current financial liabilities | (2) | 7,670 | 5,597 | 6,590 | 1,080 | 6,585 |
| Financial liabilities directly associated with Non-current assets held for sale | (3) | - | 823 | 701 | (701) | - |
| | | **42,902** | **43,648** | **44,330** | **(1,428)** | **43,636** |
| **Total gross financial assets:** | | | | | | |
| Non-current financial assets | (6) | (950) | (741) | (695) | (255) | (695) |
| Current financial assets | (4) | (6,182) | (5,703) | (7,901) | 1,719 | (7,240) |
| Financial assets included in non-current assets held for sale | (5) | - | (30) | (33) | 33 | - |
| | | **(7,132)** | **(6,474)** | **(8,629)** | **1,497** | **(7,935)** |
| | | **35,770** | **37,172** | **35,701** | **69** | **35,701** |

(*) Net of assets for hedging derivatives and financial receivables for lessors' net investments.

(*) At September 30, 2008, the item includes: low-rate loans made to employees (euro 60 million), loans made to Aree Urbane S.r.l. (euro 26 million) and securities other than investments (euro 1 million).

TELECOM ITALIA GROUP  - DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

In the first nine months of 2008 were regularly repaid the following bonds:

•

“Telecom Italia Finance S.A. 5.875% due 2008”: in January 24, 2008 Telecom Italia Finance S.A. regularly repaid the notes for the amount of 1,659 million of euro (the amount originally issued, equal to 1,750 million of euro, was subsequently reduced as a consequence of the repurchase of securities on the market and the subsequent cancellation);

•

“Telecom Italia S.p.A. Floating Rate Notes Euribor 3M + 0.22% due 2008”: on June 9, 2008 Telecom Italia S.p.A. regularly repaid the notes for the amount of 750 million of euro;

•

“Telecom Italia Finance S.A. Euro 499,669,000 Guaranteed Floating Rate Extendable Notes due 2008”: on September 14, 2008 Telecom Italia Finance S.A. regularly repaid the notes for the amount of 360,839,000 euro.

In the first nine months of 2008 Telecom Italia S.p.A. repurchased securities related to the following bonds:

•

“Telecom Italia S.p.A. euro 850 million 5.25% due 2055”, for a total nominal amount of 170 million of euro, with a capital gain on income statement equal to 46 million of euro. Notes for a total face value of 170 million of euro have been cancelled with value date July 9, 2008;

•

“Telecom Italia S.p.A. euro 750 million 4.75% due 2014”, for a total nominal amount of 26.2 million of euro, with a capital gain on income statement equal to 3 million of euro. Those notes have to be cancelled following the fulfilment of the formal procedures.

On June 4, 2008 Telecom Italia Capital S.A. placed, with Telecom Italia S.p.A.’s guarantee, on the USA bond market two tranche for the amount of USD 1 billion each due respectively on June 4, 2018 and June 4, 2038. The two tranche give a fixed coupon of 6.999% and 7.721%, respectively. The bond was issued under the Shelf Registration Statement (Form F-3) of USD 10 billion of the Group.

With reference to Telecom Italia Finance S.A. notes (euro 2,000 million 7.25% due on April 2011), the coupon was increased by 0.25% due to the change of the S&P’s credit rating occurred on March 2008. The step-up was applied since April 2008 coupon; therefore the new interest rate is equal to 7.50%.

According to the Terms and Conditions of “Telecom Italia Finance S.A. Euro 499,669,000 Guaranteed Floating Rate Extendable Notes due 2008”, the bondholders for the face value of 360,839,000 euro waived the chance to extend the maturity date until 2010 and that amount was regularly repaid on September 14, 2008. On June 12, 2008 the “Telecom Italia Finance S.A. Euro 138,830,000 Guaranteed Floating Rate Extendable Notes due 2010” was issued, for the residual amount, due on June 14, 2010.

On July 31, 2008 Telecom Italia Finance S.A. issued, with value date August 7, 2008, certificates of debt ruled by the Deutsche law named “Schuldschein” for a face value of 250,000,000 euro, annual coupon 6.25%, issue price 99.23% and 5 years length of time; these certificates are guaranteed by Telecom Italia S.p.A.

The total repayment, net of the Group’s debt buy-back, related to the bonds expiring in the following 18 months as of September 30, 2008 issued by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by Telecom Italia S.p.A.), totals 5,967 million of euro with the following detail:

•

699 million of euro, expiring on November 15, 2008;

•

1,500 million of euro, expiring on February 9, 2009;

•

110 million of euro, expiring on March 30, 2009;

•

2,210 million of euro, expiring on July 30, 2009;

•

574 million of euro, expiring on January 1, 2010;

•

874 million of euro, expiring on January 15, 2010.

Bonds issued by companies of the Group to third parties do not contain either financial covenants (e.g. ratio as Debt/Ebitda, Ebitda/Interests, etc.) or clauses which can result in the early repayment of the bonds except in the event of the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interests are not covered by specific guarantees nor there are commitments provided relative to the assumption of guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A.. None of the bonds carry any other interest rate structures or structural complexities. We point out that the bond “Telecom Italia S.p.A. 2 billion of euro 7.50% due April 20, 2011” has a mechanism of adjusting the coupon according to the rating variation (step-up/down); the coupon changes increasing or decreasing of 0.25% following each downgrade/upgrade by Standard and Poor’s or Moody’s.

Two other bonds, due on February and July 2009, issued by Telecom Italia Finance have a mechanism of indexing the coupon according to the Group rating, however both the bonds have already fixed the last coupon so that, even in case of future changes of the rating, they would not be affected.

Since these notes and bonds have been placed principally with institutional investors on major world capital markets (Euro market and USA), the terms which regulate the notes and bonds are in line with the market practice for similar transactions realized on the same markets; therefore, there are, for example, commitments not to bind corporate assets as guarantee of funding ("negative pledge").

With reference to the loans issued by Telecom Italia S.p.A. and directly granted by the European Investment Bank (EIB), we inform that two of them, equal to the nominal amount of 350 million of euro and 200 million of euro respectively (on a total nominal amount of 2,092 million of euro at September 30, 2008) is not covered by bank guarantees and there are such covenants that:

•

in case the company is object of merger, division or transfer of a company branch beyond the Group, or rather alienates, sells or transfers assets or branches, the company must give immediate communication to the EIB, which can require guarantees or changes in the contract of funding;

•

if the credit rating of the company underlies BBB for S&P’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company must give immediate communication to the EIB, which can require eligible guarantees within a fixed term; beyond that term and in absence of the above mentioned guarantees, the EIB can demand the immediate repayment of the issued amount;

•

the company must promptly communicate to the Bank the changes related to the allocation of the corporate stock between those shareholders that can provide a change of control. The missed communication implies the resolution of the contract. Furthermore, the resolution of the contract is planned even when a shareholder, who doesn’t owned at least the 2% of the capital at the sign of the contract, owns beyond the 50% of the voting rights in the ordinary meeting or a such number of shares to represent beyond the 50% of the capital if, following a reasonable judgment of the bank, that fact can cause prejudice against the bank or compromise the execution of the investment project beneath the EIB funding.

The syndicated bank credit lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratio as Debt/Ebitda, Ebitda/Interests, etc.) which would oblige Telecom Italia to repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread compared to the Euribor of between a minimum of 0.15% and a maximum of 0.425% for the line expiring in 2010, and a minimum of 0.0875% and a maximum of 0.2625% for the line expiring 2014.

The two syndicated bank credit lines contain the usual negative pledge clauses, consisting of the commitment not to modify the business purpose or sell corporate assets unless specific conditions exist (e.g. the sale at the market price value). There are the same negative pledges conditions in the export credit loan agreements.

The syndicated bank lines (as well as a contract of export credit agreement for the nominal outstanding amount of 125 million of euro at September 30, 2008) consider the case where a party, other than the current relative majority shareholder or permitted acquiring shareholders (including Telco shareholders), acquires the control of Telecom Italia, individually or jointly; in that case, a 30-day period is established during which the parties shall negotiate the terms with which to continue the relationship.

In the documentation of loans granted to certain companies of Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt, profit ratios and debt ratios), as well as the usual non financial covenants, worth the request for the repayment in advance of the loan.

Notwithstanding the absence of financial covenants under the financing contracts of the Group, as at September 30, 2008, no covenant of any other type, negative pledge or other clause, relating to the above-described debt position, has in any way been violated or infringed.

***

TELECOM ITALIA GROUP  - EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON THE SINGLE ITEMS OF THE INCOME STATEMENTS

The effect of non-recurring events and transactions on the profit for the period is set out below in accordance with Consob communication DEM/6064293 dated July 28, 2006.

(millions of euro)	9 months to 9/30/2008 (a)	9 months to 9/30/2008 (b)	Change (a – b)
Acquisition of goods and services, Other operating expenses:
Antitrust fine	-	(20)	20
Other expenses	(3)	-	(3)

Employee benefits expenses:
Expenses for labour mobility under Law 223/91	(287)	-	(287)
IMPACT ON EBITDA	(290)	(20)	(270)

Gains (losses) on disposals of non-current assets:
Gains on sales of properties	25	10	15
IMPACT ON EBIT	(265)	(10)	(255)
Finance income (expenses):
Gain on sale of Oger Telecom	-	86	(86)
Gain on sale of Capitalia	-	38	(38)
Gain on sale of Mediobanca	-	18	(18)
Other gains	1	1	-
Write off on receivables vs.Lehman Brothers Special Financing Inc.	(51)	-	(51)
IMPACT ON PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	(315)	133	(448)

Income tax expense on non recurring events	71	(6)	77
Discontinued Operations	160	(4)	164
IMPACT ON PROFIT FOR THE PERIOD	(84)	123	(207)

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. This Press Release contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

- our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

- our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

- our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

- our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

- our ability to successfully achieve our debt reduction targets;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

- the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

- our services are technology-intensive and the development of new technologies could render such services non-competitive;

- the impact of political and economic developments in Italy and other countries in which we operate;

- the impact of fluctuations in currency exchange and interest rates;

- our ability to successfully implement our strategy over the 2008-2010 period;

- our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

- our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

- the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

- the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      November 7th, 2008

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager